

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 16, 2008

<u>via U.S. mail</u>

Paul A. Bragg
Chief Executive Officer
Vantage Energy Services, Inc.
777 Post Oak Blvd.
Houston, Texas 77056

> **Re:** **Vantage Energy Services, Inc.**
> **Amendment No. 3 to Schedule 14A**
> **Filed May 5, 2008**
> **File No. 1-33496**
>
> **Vantage Drilling Company**
> **Amendment No. 3 to Registration Statement on Forms F-4 and F-1**
> **Filed May 5, 2008**
> **File No. 333-147797**

Dear Mr. Bragg:

We have reviewed your draft supplemental responses submitted on May 14 and May 15, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide supplemental support for your conclusion that Vantage Drilling
        qualifies as a "foreign private issuer" under Rule 405.

2.   Please clarify in your filing why you are registering, in addition to the securities
        of Vantage Drilling to be issued to your public stockholders in connection with
        the exchange offer, 7,500,000 ordinary shares, 3,000,000 warrants and 3,000,000
        ordinary shares underlying the warrants, as reflected in your proposed registration
        fee table. We would expect that such disclosure would be clarified in (1) your
        registration fee table and (2) your notice to shareholders or proxy statement.

3.   Please update the financial statements, and related financial information, of
        Vantage Energy Services, Inc. We would expect that such updates would include
        all relevant disclosure provided in your quarterly report for your quarter ended
        March 31, 2008.

4.   Please file as correspondence on EDGAR the correspondence that you submitted
        to us via facsimile on May 14 and May 15, 2008, as well as the draft opinions that
        you submitted to us on May 14, 2008.

5.   We note your response to our prior comment 1 and reissue the comment. Your
        proposed disclosure addresses the tax implications of the proposed transaction but
        does not address the issue of whether Vantage Drilling will be able to use funds
        from the trust account of Vantage Energy to acquire OGIL without first acquiring,
        through merger, control over the assets of Vantage Energy. Your proposed
        disclosure also does not address the related issue that it appears that Vantage
        Energy cannot meet the 80% requirement with respect to the transaction with
        Vantage Drilling unless it first acquires its assets through the acquisition of
        OGIL. Please revise accordingly.

Proposal 6 – Director Proposal, page 145

Executive Compensation, page 150

6.   We note your response to our prior comment 12. Please disclose in your
        registration statement and proxy statement all information required by Item 402(j)
        of Regulation S-K with respect to payments that would be due to Mr. Halkett
        upon his termination of employment or a change in control pursuant to the
        employment and non-competition agreement between Vantage International
        Payroll Co. and Mr. Halkett, including, among other events, in the event of his
        death or disability. We would expect that such disclosure would include, among

other things, information regarding the potential for cash payments, acceleration of vesting of outstanding securities, gross-up payments, and any other benefits.

Opinions

7.   We remind you of our prior comment 11. We will not be in a position to consider a request for acceleration of the effectiveness of the registration statement until you have filed final, executed opinions regarding legality and tax matters. In addition, please allow time for our review of such executed opinions. In addition, we would expect that the final, executed opinions would be as of the most recent practicable date.

8.   Please ensure that all securities being registered are covered by your opinions regarding legality. For example, we note that the legality of the units to be issued by Vantage Drilling is not addressed in your New York opinion. Similarly, the legality of the shares underlying the Representative Warrants and the 7,500,000 additional ordinary shares being registered is not addressed in your Cayman Islands opinion.

***

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
K. Hiller
M. Karney
L. Nicholson

<u>via facsimile</u>

Bryan Brown, Esq.
(713) 226-6291